UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2019

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Results of 2019 Annual Shareholder Meeting

On August 22, 2019, Kornit Digital Ltd. (the “Company”) held its 2019 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on five proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 15, 2019. Those descriptions are incorporated by reference herein.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Annual Meeting, each of the following five proposals (and each sub-proposal thereof) was approved by the requisite ordinary majority or special majorities (as applicable) of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s articles of association:

(1)

Re-election of each of (a) Mr. Alon Lumbroso and (b) Mr. Dov Ofer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2022 and until his successor is duly elected and qualified;

(2)

Election of each of (a) Mr. Stephen Nigro and (b) Mr. Ronen Samuel (our chief executive officer) for an initial two-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2021 and until his successor is duly elected and qualified, to fill the Class III director seats on our board of directors being vacated by Messrs. Eli Blatt and Marc Lesnick, who have resigned from those seats effective as of the conclusion of the Annual Meeting;

(3)

Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2019 and for the additional period until our 2020 annual general meeting of shareholders, and authorization of our board of directors (with power of delegation to the audit committee of the board of directors) to fix such accounting firm’s annual compensation;

(4)

Ratification and clarification of certain employment terms of Mr. Ronen Samuel, our chief executive officer, consisting of:

(a) a special bonus of up to three (3) months’ of base salary that may be granted to Mr. Samuel annually based on achievements to be determined by the Company’s board of directors that are not included in Mr. Samuel’s annual bonus plan (in a manner similar to what was previously provided to our former chief executive officer, Mr. Gabi Seligsohn), such that, with respect to 2018, Mr. Samuel would be entitled to a special bonus of NIS 137,000 (approximately US$38,600 as of the date hereof) under the foregoing bonus mechanism, in recognition of his leadership of the successful transition for the Company during the period following his appointment to replace Mr. Gabi Seligsohn as our chief executive officer; and

(b) acceleration of 50% of Mr. Samuel’s unvested equity grants upon a change of control of the Company that is followed by termination of Mr. Samuel’s employment under certain circumstances; and

(5)	Approval of a one-time grant of options to purchase 100,000 ordinary shares for Mr. Ronen Samuel, our chief executive officer, subject to a four-year vesting schedule and certain other provisions under Mr. Samuel’s employment terms and the Company’s 2015 Incentive Compensation Plan.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794 and 333-230567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 22, 2019	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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